REMUNERATION OF TRUSTEES AND OFFICERS. During the fiscal period ended October 31, 2003, no remuneration was paid by the Fund to any of the Trustees or officers of the Fund or to any person of whom any of the Trustees or officers is an affiliated person.

PROXY VOTING. A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available without charge by calling (800) 254-3796 and on the Securities and Exchange Commission's website at http://www.sec.gov. After August 30, 2004, the Fund's proxy voting record will be available from both of these sources.

SHAREHOLDER VOTES. On September 8, 2003, at a special meeting duly called and held for the following purposes, Fred Alger Management, Inc., the Fund's sole shareholder,

       (1)    elected the following persons Trustees of the Fund:

                     Hilary M. Alger
                     Zachary Karabell
                     Stephen E. O'Neil
                     Lester L Colbert, Jr.
                     Scobie D. Ward,

       (2) approved the proposed Investment Management Agreement between the Fund and Fred Alger Management, Inc., and

       (3) approved the proposed Sub-Advisory Agreement between Fred Alger Management, Inc. and JF International Management, Inc.

       All of the Fund's 10,000 outstanding shares were voted for each of the nominees and for approval of each Agreement.